LAW OFFICES OF THOMAS G. AMON

500 Fifth Avenue, Suite 1650
New York, NY 10110
-------
Tel: (212) 810-2430
Fax: (212) 810-2427

October 30, 2006

Jeffrey P. Riedler
Assistant Director
United States Securities and
Exchange Commission
450 Fifth Street, N. W.
Washington, DC 20549

Re:	CYBRA Corporation; Form SB-2 Registration
Statement; File No. 333-135068; Comment Letter
Dated October 16, 2006 (the “Comment Letter”)

Dear Mr. Riedler:

On behalf of CYBRA Corporation (the “Company”), we herewith respond to the Comment Letter. References are to each numbered comment from the Comment Letter.

Prospectus Summary - page 5

1. The disclosure has been changed to read as follows:

With a simple, uniform interface, MarkMagic™ lets businesses design and print bar code labels, RFID tags, electronic forms, and other media, using live data, with little or no programming necessary. MarkMagic™ currently addresses the IBM i5 market. We project that the i5 market will continue to provide us with a solid revenue source for many years to come as we believe that IBM will continue to sell, enhance and support their offerings in this market far into the future. In order to broaden our market reach, CYBRA plans to develop a parallel version of MarkMagic™ that will operate on other computing platform such as Windows, Unix and Linux while at the same time continuing to improve and maintain our original i5 based version. We plan to introduce this parallel version in mid-2007 in response to demand from current and prospective customers. The development process for the parallel version of MarkMagic™ is on schedule for a mid-2007 release.

2. The following changes have been made in response to the Staff’s comments:

•	The highlighted statements under “comply or die” at page 27 have been removed.

•	The word “thousands” has been removed from the sentences at page 28.

•	The descriptive phrase concerning Manhattan Associates has been removed at page 28.

•	The claims regarding MarkMagic™ have been modified as per the Staff’s comments.

3. The Registrant disagrees with the Staff’s comments as they relate to the RFID market. ID Tech Ex and Venture Development Corporation are recognized and respected sources for RFID industry information. The press releases which are cited summarize findings in larger reports which are published and distributed to subscribers. It would be impractical and costly for a company of the Registrant’s size to purchase all of the reports referenced. However, the summaries provided, which are industry specific, are believed to be accurate summaries of the reports prepared by VDC.

Risk-Factors - page 7

We are Dependent on Strategic Relationships - page 11

4.     The Exhibits to the Manhattan Associates agreement and the extensions to the two filed documents have been filed as Exhibits. SSA Global does not account for a significant portion of the Company’s business, so the agreement with them has not been filed. A conforming change has been made at page 11.

The Business section (page 30) has been expanded to discuss the material terms of the three agreements.

Selling Shareholders - page 13

5.     Part II of the Prospectus, Item 26 has been reviewed in response to the Staff’s comments.

Directors to be Approved - page 21

6.     The response was previously made, at page 20 (now page 19) and reads as follows:

“Matt Rothman is the son of Samuel Rothman, an investor in the Company and an investor and control person in Global Equities. Mssrs. Rothman and Rubin were chosen to represent the purchaser of the debentures based upon (i) their business acumen and experience; (ii) their relationship to the interest in the Company and (iii) their availability and proximity to the Company’s headquarters.”

Business - page 24

7.     This disclosure has been amended and revised to clarify the sales pipeline and to include a table that includes information for the last two fiscal years as well as the current period.

Competition - page 31

8.     Please note that the subheading was previously included in the filing.

Where You Can Find More Information - page 33

9.     The disclosure in this section has been corrected.

Financial Statements

8% Convertible Debentures and Derivative Financial Instruments, page F-22.

Why the warrants and embedded conversion features are derivative instruments under FAS 133:

The warrants and embedded conversion features were accounted for as derivative instruments based on the intent as set forth in the contemporaneous registration rights agreement to create an active market for the underlying shares. If an active market is not created, the registration rights agreement will trigger a related cash settlement. In addition, if an active market is created, the registration rights agreement still requires maintaining registration or cash settlement will be required. The registration rights agreement is part of the same instrument and is meant to give the holder the same level of benefit as if the shares were registered, meeting the requirements of FAS 133, para. 6 (c). as to FAS 133, para. 12, we do not believe that the conversion feature qualifies as debt since the instrument is not a forward purchase contract or a written put option. We also believe that the embedded financial instrument would be a derivative if it were a separate instrument, despite a current active market, for the same reasons as set forth for the warrants.

We understand that the EITF did not reach a consensus on Issues No. 05-4 and that the FASB is still deliberating on the issues of whether a registration rights agreement is a derivative by itself.

Consideration of DIG B6:

DIG B6 requires recording the embedded derivative at fair value and determining the initial carrying value assigned to the host contract as the difference between the basis of the hybrid instrument and the fair value of the embedded derivative. However, because of the absence of an active market for the underlying securities we used a “with and without” method based on the fair value of the host contract.

Our objective was to measure the fair value of the derivative instrument in this manner because the host contract was more objectively measurable. In the case of a quoted stock there is an objective basis for valuing the derivative more readily than the host. In this case the underlying is privately held and has had no net income for three of the past six years. Therefore, methods of valuing the derivative as called for in DIG B6 involve more significant subjectivity than in the usual case. Therefore, to reduce the subjectivity of the valuation, we subtracted the more objective value of the host contract from the transaction price to arrive at the value of the embedded derivative.

We view the transaction price as the one fully objective value measurement in this circumstance, representing the arms-length objective combined value of the instruments. We believe that assigning a portion of this objective value to the less subjectively valued host contract would result in a more objective value for the derivatives (I.e., the remainder) than allocating the value to the most subjectively valued element. We recognize that in the more usual circumstance, as contemplated in DIG 86, there is a quoted market price for the underlying stock providing a means for an objective value of the derivatives.

The Company wishes to request acceleration of the effective date of the Registration Statement on or before November 6, 2006. Please contact the undersigned to coordinate this request, or should you require any additional information (212-810-2430, Ext. 300).

Very truly yours,

/s/ Thomas G. Amon
Thomas G. Amon

cc:	CYBRA Corporation
Bernstein & Pinchuk, LLP